LOGICBIO THERAPEUTICS, INC.

99 Erie Street

Cambridge, MA 02139

November 21, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Paul Fischer

Re:	LogicBio Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-234735)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LogicBio Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-234735) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on November 25, 2019, or as soon as possible thereafter. The Company hereby authorizes Marc Rubenstein, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Marc Rubenstein of Ropes & Gray LLP, counsel to the Company, at (617) 951-7826.

Very truly yours,

LOGICBIO THERAPEUTICS, INC.

By:	/s/ Matthias Jaffé
Matthias Jaffé
Chief Financial Officer